April 15, 2024

CONFIDENTIAL

Re:	Fathom Digital Manufacturing Corporation

Schedule 13E-3 filed March 20, 2024

SEC File No. 005-92781

Preliminary Proxy Statement on Schedule 14A filed March 20, 2024

File No. 001-39994

Mr. Perry Hindin

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Hindin:

Fathom Digital Manufacturing Corporation (the “Company”) has submitted today to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and has filed with the SEC the Company’s Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). This letter and the Amended Schedule 13E-3 and the Amended Preliminary Proxy Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated April 9, 2024 (the “Comment Letter”), relating to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the SEC on March 20, 2024, and Preliminary Proxy Statement on Schedule 14A filed with the SEC on March 20, 2024 (the “Initial Preliminary Proxy Statement”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Preliminary Proxy Statement. All references to page numbers in these responses are to pages of the Amended Preliminary Proxy Statement unless otherwise indicated herein.

Special Factors, page 22

1.	The second paragraphs on page 22 and on page 11 each refer to the term “Excluded Holders,” which is not defined anywhere in the proxy statement. Please revise.

The Company has revised the applicable disclosures on pp. 22 and 111 to delete the references to “Excluded Holders” and insert references to “Owned Company Shares” and “Dissenting Shares.” The inserted terms are defined in the Amended Preliminary Proxy Statement and in the Merger Agreement.

Recommendation of the Fathom Board, page 43

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee’s analysis, conclusions, and determination as to fairness

United States Securities and Exchange Commission

April 15, 2024

and that the Parent Entities have expressly adopted the analysis and resulting conclusions of the Fathom Board and the Special Committee. However, it does not appear that either such analysis includes the factor described in clause (vi) of the Instructions to Item 1014 or explain why such factor was not deemed material or relevant to either the Board’s or the Parent Entities’ fairness determinations. Please also note that the disclosure on page 120 only indicates that Fathom, OpCo, Parent, Company Merger Sub or LLC Merger Sub and their respective affiliates have purchased shares in the past sixty days, as opposed to the time period referenced in Item 1002(f) of Regulation M-A. In addition, with respect to the Parent Entities only, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Parent Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

The Company has revised the disclosure on p. 45 to explain why the Board did not deem the factor described in clause (vi) of the Instructions to Item 1014 material or relevant to its fairness determination. The Company acknowledges the Staff’s comment with respect to the Parent Entities’ fairness determinations and respectively advises the Staff that such disclosure was previously disclosed on p. 61 of the Initial Preliminary Proxy Statement. In response to the Staff’s comments, the Company has updated the Amended Preliminary Proxy Statement on p. 58 to state that the Parent Entities believe, notwithstanding the absence of the procedural safeguard described in Item 1014(c), the Transactions, including the Merger, which are subject to Rule 13e-3, are substantively and procedurally fair. Finally, the Company acknowledges the Staff’s comment with respect to previous purchases referenced in Item 1002(f) of Regulation M-A and has revised the disclosure on p. 120.

Certain Assumptions, page 47

3.

With a view towards improved disclosure, please explain the difference between “revenue growth by customer/site for each year presented,” which is not disclosed on page 48, and revenue growth per year disclosed in the tables on page 48. Given the potential value to shareholders in assessing the projections and the fairness advisor’s analyses conducted in reliance on such projections, please consider quantifying the “revenue growth by customer/site for each year presented” and specify, if applicable, whether different assumptions for revenue growth per customer/site apply to Scenario 1 as compared to Scenario 2.

The Company respectfully confirms that there is no difference between “revenue growth by customer/site for each year presented” and revenue growth per year disclosed on p. 46 and 47 of the Initial Preliminary Proxy Statement. The Company has revised such disclosures to use consistent terminology. The Company also respectfully confirms that the assumptions relating to revenue growth per year for Scenario 1 and Scenario 2 are identical except that Scenario 2 assumes incremental price increases of 1%, 2%, 3% and 3% over years 2025, 2026, 2027 and 2028, respectively. Clarifying disclosure to this effect has been added to p. 48.

4.

With a view towards improved disclosure, please also consider quantifying the net benefits from the anticipated 2024 closing of the Miami Lakes operations and the increases in compensation referenced in bullet point 4 on page 47. Please also specify if different assumptions for these items apply to Scenario 1 as compared to Scenario 2.

In response to the Staff’s comment, the Company has supplemented the disclosures on p 47 to quantify the net benefits from the anticipated closing of the Miami Lakes operations and the increases in compensation referenced in bullet point 4 on p. 47 of the Initial Preliminary Proxy Statement. Clarifying disclosure has been added to p. 47 to indicate that, with the exception of the assumption in Scenario 2 relating to incremental price increases in 2025-2028 being partially offset by incremental cost increases to materials, the assumptions underlying the projections contained in Scenario 1 and Scenario 2 are identical. In this regard, supplemental disclosure has been added on p. 49 to quantify the magnitude of the inflation and price increases contained in such assumption.

5.

Please consider providing a brief description and quantifying the items referenced in footnote 2 to the tables on page 48, e.g. change in the estimated fair value of the company’s warrants or earnout shares, optimization plan expenses, goodwill impairments, etc.

In response to the Staff’s comment, the Company has supplemented the referenced footnote to provide information quantifying the relevant adjustments.

United States Securities and Exchange Commission

April 15, 2024

Fees and Expenses, Prior Relationships, page 57

6.

Disclosure on the top of page 58 indicates that “[d]uring the two years preceding the date of the opinion, Kroll, LLC has provided certain compliance risk and diligence services to CORE or portfolio companies of CORE. For these prior engagements, Kroll, LLC received customary fees, expense reimbursement and indemnification.” Please revise to disclose these amounts.

In response to the Staff’s comment, the Company has revised the disclosure on p. 58 to provide the requested information.

Position of the Parent Entities as to the Fairness of the Merger, page 58

7.

While we note that the Fathom Board has indicated on page 43 that it believes that the Merger “is fair to the ‘unaffiliated security holders,’ as such term is defined in Rule 13e-3 under the Exchange Act,” we note that disclosure on pages 58 and 59 indicates that the Parent Entities believe that the Merger is substantively and procedurally fair to “Unaffiliated Stockholders,” a defined term that appears to be a subset of the term “unaffiliated security holder.” Please refer to Exchange Act Rule 13e-3(a)(4) and (e)(ii), Item 1014(a) of Regulation M-A and Item 8 of Schedule 13E-3. Please revise or advise why such current disclosure is fully responsive to the description set forth in Item 1014(a).

In response to the Staff’s comment, the Company has updated its disclosure on p. 58, 59 and 61 to clarify that the Parent Entities believe that the Transactions, including the Merger, which are subject to Rule 13e-3, are substantively and procedurally fair to the “unaffiliated security holders,” as defined in Rule 13e-3(a)(4).

Certain Effects of the Merger for the Parent Entities, page 65

8.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has supplemented its disclosure on p. 65 to include the effect of the Transactions, including the Merger, which are subject to Rule 13e-3, of the Parent Entities’ interest in the net book value and net earnings of the Company in dollar amounts and percentages.

Should you have any questions or comments with respect to the Amended Schedule 13E-3, the Amended Preliminary Proxy Statement or this letter, please contact the undersigned at (312) 558-5979.

VIA EDGAR	Sincerely,

/s/ Steven J. Gavin
Steven J. Gavin

Copies to: Mark T. Frost Chief Financial Officer Fathom Digital Manufacturing Corporation 1050 Walnut Ridge Drive Hartland, WI 53029

John May c/o CORE Industrial Partners, LLC 110 N. Wacker Drive, Suite 2200 Chicago, IL 60606

Robert Goedert, P.C.
Kevin M. Frank
Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654

United States Securities and Exchange Commission

April 15, 2024

Michael Nemeroff Vedder Price P.C. 222 N. LaSalle Street
Chicago, IL 60601
Keerthika M. Subramanian Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601

VIA EMAIL